Mail Stop 3561

June 7, 2010

James A. Rasulo
Senior Executive VP and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

Re: The Walt Disney Company
File No. 001-11605
Form 10-K: For the Fiscal Year Ended October 3, 2009

Dear Mr. Staggs:

We have reviewed your response letter dated May 5, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended October 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Results

1. We note your response to our prior comment 3. It appears that your concern with providing comparative disclosure in tabular format stems from the degree of variability in the components year over year. Year over year variability is precisely what must be highlighted for investors in order for them to understand and analyze how future results may or may not be comparable. In view of the variability you indicate, we continue to believe that a comparative table for each segment that presents all major revenue and cost and expense components in arriving at segment operating income and associated segment results will be more transparent and informative to investors in understanding the results of your segments. For further guidance, refer to the first bullet in Section III.A

of the staff's release "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operation" available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please revise accordingly.

Item 8. Financial Statements and Supplementary Data

Note1. Description of the Business and Segment Information

Segment Information, page 68

2. We note your response to our prior comment 4. Please tell us in further detail information regarding the annual impairment test performed on the reporting units within the Interactive Media segment. Specifically, please tell us (i) the number of reporting units within the segment, (ii) when you expect this segment to be profitable and the basis for your expectation, (iii) the key assumptions that were used, (iv) your belief as to the reasonableness of the key assumptions given the actual history of the segment, particularly those concerning revenues in view of the decrease in revenue for the segment in 2009 compared to 2008 and the 14.9% decrease in revenue for the segment in the six months ended 2010 compared to 2009, (v) the degree by which estimated fair value exceeded carrying value, and (vi) the date as of when the goodwill impairment test was performed.

Form 10-Q: For the Quarter Ended January 2, 2010

Item1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3. Acquisitions, page 9

3. We note that the Company's carrying value of its investment in the UTV Group of $269 million continues to exceed the current trading value. Please tell us the basis for your belief that this investment was not further impaired as of April 3, 2010.

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You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones 202-551-3309 for questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief